04003311

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 248 PO BOX 220
(No. and Street)

BRANSON MO 65616 ~~BRANSON MO 65615~~
(City) (State) (Zip Code)

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TAMARA L HASLAR FIN OP'S 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVERS & COMPANY CPA'S JO L MOORE, CPA
(Name – *if individual, state last, first, middle name*)

520 DIX ROAD JEFFERSON CITY MO 65109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 26 2004
WASH. D.C. 181 SEC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD R PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PENROD FIANCIAL SERVICES INC d/b/a PENROD & COMPANY, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, DONALD R PENORD
Title

Notary Public TAMARA L HASLAR In Taney County for Christian County, Commissions Expires 3/27/2007

Tamara L. Haslar
Notary Public - Notary Seal
State of Missouri
Christian County
Expires March 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC.

Branson, Missouri

INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2003

TABLE OF CONTENTS

Evers & Company, CPA's, L.L.C.

Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Lynn J. Graves
Jo L. Moore

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Of **Penrod Financial Services, Inc.**

We have audited the accompanying statement of financial condition of **Penrod Financial Services, Inc.** as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Penrod Financial Services, Inc.** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 18, 2004

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Current Assets:		
Cash and cash equivalents	$ 1,339.79	
Receivables from Brokers or Dealers:		
Commissions Receivable - Listed	3,201.95	
Commissions Receivable - Other	6,549.71	
Other Current Assets:		
Funds on Deposit at Clearing Agency	10,033.20	
Prepaid Fidelity Bond	471.66	
Total Current Assets	$ 21,596.31	
TOTAL ASSETS		$ 21,596.31

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to Non-Customers:		
Commissions Payable	$ 4,426.34	
Accounts Payable	2,675.81	
Total Current Liabilities		$ 7,102.15
Total Liabilities		7,102.15
Stockholder's Equity:		
Common Stock-30,000 Shares, $1 Par Value Authorized; 500 Shares Issued and Outstanding	500.00	
Additional Paid in Capital	15,560.10	
Retained Earnings	(1,565.94)	
Total Stockholder's Equity		14,494.16
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 21,596.31

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF INCOME
Fot the Year Ended December 31, 2003

Revenue:		
Commission Income from Security Transactions	$ 189,299.57	
Other Revenue:		
Interest Income	123.73	
Total Revenue		$ 189,423.30
Expenses:		
Commissions paid to others	56,704.11	
Commissions paid to Other Broker-Dealer-Clearing	11,051.60	
Regulatory Fees and Expenses:		
NASD Licensing Fees	4,629.93	
SIPC Assessment	150.00	
SIC Annual Fee	1,470.69	
MSRB Annual Fee	300.00	
Other Expenses:		
Annual Fees	3,985.00	
Annual Registration	45.00	
Bank Charges	82.00	
Cleaning Expense	1,162.50	
Fidelity Bond Expense	565.18	
Office Supplies	1,283.98	
Postage and Printing	932.40	
Professional Fees	1,932.50	
Rent Expense	6,543.75	
Seminars and training	2,525.38	
Subscriptions	925.15	
Telephone	2,684.12	
Travel	645.08	
Utilities	389.31	
Total Expenses		98,007.68
Net Income		$ 91,415.62

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, Beginning of Year	$ 500.00	$ 15,560.10	$ 780.68	$ 16,840.78
Net Income	-	-	91,415.62	91,415.62
Less: Distributions to Shareholder	-	-	(93,762.24)	(93,762.24)
Balance, End of Year	$ 500.00	$ 15,560.10	$ (1,565.94)	$ 14,494.16

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CASH FLOWS (INDIRECT METHOD)
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net Income	$91,415.62
Adjustment to Reconcile increase(decrease) in net income to net cash provided by operating activities:	
(Increase)decrease:	
Receivables from Brokers/Dealers Clearance Account	(311.12)
Receivables from Non-Customer Commissions	997.70
Prepaid Fidelity Bond	(0.82)
Increase(decrease):	
Commissions Payable	(581.24)
Accounts Payable	2,675.81
Net Cash Provided by Operating Activities	94,195.95
Cash Flows from Financing Activities:	
Distributions to Shareholder	(93,762.24)
Net Cash Used in Financing Activities	(93,762.24)
Increase(Decrease) in Cash and Cash Equivalents	433.71
Cash and Cash Equivalents at Beginning of Year	906.08
Cash and Cash Equivalents at End of Year	$ 1,339.79

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the National Association of Securities Dealers (NASD). The NASD, which operates subject to Securities and Exchange oversight, is the largest self-regulatory organization, with a membership that includes virtually every broker/dealer in the nation that does a securities business with the public.

A summary of significant accounting policies follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on his respective share of the Company's net income on his individual income tax returns.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded at net on the statement of financial condition.

NOTE 2 – RELATED PARTY TRANSACTION:

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod and Company, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod and Company for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2003 was 75%. The following amounts were paid to Penrod and Company for the year ended December 31, 2003:

Cleaning Expense	$ 1,162.50
Office Supplies	1,283.98
Postage	792.38
Printing	140.02
Professional Fees	1,620.00
Rent	6,543.75
Subscriptions	638.10
Telephone	2,684.12
Utilities	386.31
	$ 15,251.16

At December 31, 2003, Penrod Financial Services, Inc. owed Penrod and Company $2,675.81 for overhead expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $10,482.88, which was $5,482.88 in excess of its required net capital of $5,000.

ACCOMPANYING INFORMATION

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2003

Working Capital Provided by:		
Net Income from Operations	$ 91,415.62	
Total Sources		$ 91,415.62
Working Capital Used for:		
Distributions to Shareholder	93,762.24	
Total Uses		(93,762.24)
Increase (Decrease) in Working Capital		$ (2,346.62)

Changes in Components of Working Capital:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 906.08	$ 1,339.79	$ 433.71
Commissions Receivable - Listed	2,890.83	3,201.95	311.12
Commisions Receivable - Other	7,547.41	6,549.71	(997.70)
Funds on Deposit at Clearing Agency	10,033.20	10,033.20	-
Prepaid Fidelity Bond	470.84	471.66	0.82
Net change in current assets			(252.05)
Current Liabilities:			
Commissions Payable	5,007.58	4,426.34	581.24
Accounts Payable	-	2,675.81	(2,675.81)
Net change in current liabilities			(2,094.57)
Increase (Decrease) in Working Capital			$ (2,346.62)

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2003

Required Payment Per SIPC Instructions	$ 150.00

Schedule of Payments Made:

Date	Amount
January 15, 2003	$ 150.00

The above payment represents the SIPC annual assessment for 2003.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2003

Stockholder's Equity from Statement of Financial Condition		$ 14,494.16
Less Deductions for Non Allowable Assets:		
Prepaid Fidelity Bond	(471.66)	
Interest on Clearing Account	(33.20)	
Commissions Receivable - Other	(3,505.84)	
Total Deductions for Non Allowable Assets		(4,010.70)
Net Capital before Haircuts *		10,483.46
Less Haircut: Franklin Money Fund		(0.58)
Net Capital		$ 10,482.88

* Haircuts are deductions from the net capital of certain percentages of the market value of securities and commodity futures contracts that are long and short in the capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Lynn J. Graves
Jo L. Moore

To the Officers of
Penrod Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Penrod Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 18, 2004